IntriCon Corporation

1260 Red Fox Road

Arden Hills, MN 55112

August 6, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request for IntriCon Corporation (the “Company”)
Registration Statement on Form S-3
File No. 333-226334 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests that the above-referenced Registration Statement be declared effective on Tuesday, August 7, 2018, at 4:00 pm. Eastern Time, or as soon as practicable thereafter.

Sincerely,

IntriCon Corporation

By:	/s/ Scott Longval
Scott Longval
Chief Financial Officer

[Signature Page to Acceleration Request]